4-1-02

02030067

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of April 2002

Kookmin Bank

(Translation of registrant's name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-)

TABLE OF CONTENTS

Summary of the Business Report of Kookmin Bank

On April 1, 2002, Kookmin Bank filed an annual report with the Korean Financial Supervisory Commission pursuant to the Securities and Exchange Act of Korea (the "Business Report"). This is a summary of the Business Report translated into English.

All references to "Kookmin Bank" mean Kookmin Bank on a non-consolidated basis, and all references to "we" or "us" "the Bank" mean Kookmin Bank and, as the context may require, its subsidiaries. Kookmin Bank means a new entity established by a merger with former Kookmin Bank and H&CB on the merger date of October 31, 2001. Sometimes we refer it to New Kookmin Bank. On the other hand, we use the "Former Kookmin Bank" for the name of the former Kookmin Bank, which had been a different entity before it merged H&CB.

All references to "Won" or "W" in this document are to the currency of the Republic of Korea, and all references to "Dollars", "US Dollars", "$" or "US$" are to the currency of the United States of America.

Our fiscal year ends on December 31 of each year. All references to a particular year are to the year ended December 31 of that year.

The financial information presented in this document has been prepared in accordance with accounting principles generally accepted in the Republic of Korea, which are known as "K GAAP". Under K GAAP, the Former Kookmin Bank is deemed the accounting acquirer of H&CB in the merger, and intends to account for the acquisition using the purchase method of accounting. Therefore, unless otherwise indicated, any comparative description or table to the previous years is based on between the results of New Kookmin Bank for the year 2001 and the Former Kookmin Bank for the year 2000 and 1999.

However, trust accounts are not accounted by the purchase method accounting according to the Korean Financial Supervisory Commission's guidelines. Therefore, any comparative description or table to the previous years for trust accounts is based on simple consolidated numbers of Former Kookmin Bank's and H&CB's results in the years of 2000 and 1999.

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

1. Information on Kookmin Bank

1.1. Introduction

We are one of the largest commercial banks in Korea in terms of assets, deposits, branch network and retail customer base. Our primary focus is branch-based lending to and deposit-taking from retail customers and small and medium-sized enterprises. The principal components of our business are general household, mortgage and small- and medium-sized enterprise lending, credit card operations and investment trust account management business and capital market activities, which businesses are enhanced by our electronic banking platform. We also make loans and provide banking services to large domestic corporate customers.

We have developed one of the most extensive domestic branch networks, with 1,125 domestic branches as of December 31, 2001. Our extensive branch network and retail customer base have provided us with a source of stable and low cost funding.

1.2. History of Kookmin Bank

■ November 1, 2001	New Kookmin Bank was established and Listed on the New York Stock Exchange
■ November 9, 2001	Listed on the Korea Stock Exchange

1.2.1. History of Former Kookmin Bank

■ February 1, 1963	Established under the name of Kookmin Bank with paid-in capital of W225 million
■ September 25, 1980	Entered the credit card business
■ February 18, 1989	Began banking trust business
■ September 30, 1994	Listed shares on the Korea Stock Exchange
■ September 25, 1996	Issued US$300 million Global depositary shares
■ June 29, 1998	Acquired Dae-Dong Bank through purchase and assumption
■ December 29, 1998	Issued W200 billion of preferred shares to Korea Deposit Insurance Corporation

- December 31, 1998 — Merged with the Korea Long-term Credit Bank
- June 14, 1999 — Goldman Sachs invested US$500 million in Kookmin Bank
- April 23, 2001 — Signed merger agreement with H&CB
- October 31, 2001 — Merged into New Kookmin Bank pursuant to the merger agreement between H&CB and Kookmin Bank

1.2.2. History of H&CB

- July 10, 1967 — Established by the Korean Government under the name of Korea Housing Finance Corporation with paid-in capital of W5 billion
- June 1, 1984 — Entered the credit card business
- January 15, 1988 — Began international banking business
- February 18, 1989 — Began banking trust business
- March 7, 1996 — Completed initial public offering and listed shares on the Korea Stock Exchange
- July 15, 1997 — Issued US$150 million in new global depositary shares and listed US$150 million in government shares as GDSs, taking paid-in capital to W273.1 billion
- June 29, 1998 — Acquired Dong Nam Bank through purchase and assumption
- December 29, 1998 — Issued W296.5 billion of preferred shares to Korea Deposit Insurance Corporation
- July 15, 1999 — Entered into strategic alliance with ING Group N.V.; increased total paid-in capital to W495.7 billion
- October 3, 2000 — Listed on the New York Stock Exchange under the symbol of HCB; outstanding Global depositary shares (GDSs) converted into American depositary shares (ADSs)
- April 23, 2001 — Signed merger agreement with Kookmin Bank
- October 31, 2001 — Merged into New Kookmin Bank pursuant to the merger agreement between H&CB and Kookmin Bank

1.3. Principal Banking Activities

The following tables are showing the operating status of our principal banking activities.

1.3.1. Deposits

(Unit: millions of Won)

		December 31, 2001		December 31, 2000		December 31, 1999	
		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Deposits in Won	Demand deposits	4,832,281	10,824,005	3,720,546	4,173,966	3,267,363	4,704,464
	Time & savings deposits	53,496,908	89,080,935	40,279,328	43,495,480	31,318,940	32,476,810
	Installment deposits	7,398,170	12,999,682	4,706,796	5,725,272	3,577,023	3,949,872
	Certificates of deposits	2,022,414	1,154,056	1,910,630	2,424,947	810,758	1,237,665
Subtotal		67,749,773	114,058,678	50,617,300	55,819,665	38,974,084	42,368,811
Deposits in foreign currency		952,701	1,102,626	858,330	702,481	669,096	449,989
Trust deposits	Money trust	20,375,456	19,739,709	22,279,546	20,349,257	27,576,922	24,154,994
	Property trust	5,409,033	12,559,922	92,838	875,984	48,393	20,301
Subtotal		25,784,489	32,299,631	22,372,384	21,225,241	27,625,315	24,175,295
Total		94,486,963	147,460,935	73,848,014	77,747,387	67,268,495	66,994,095

1.3.2. Market share by deposits in Won

The following table shows the market share of Kookmin Bank in terms of deposits in Won for the last three years. Numbers for the 2001 are from New Kookmin Bank while those for 2000 and 1999 are consolidated results of Former Kookmin Bank and H&CB.

(Units: 100 millions of Won, %)

	December 31, 2001		December 31, 2000		December 31, 1999	
	Amount	%	Amount	%	Amount	%
Kookmin Bank	1,140,587	33.7	1,024,784	33.8	752,496	30.7
Hanvit Bank	473,425	14.0	446,879	14.7	384,093	15.6
Chohung Bank	355,967	10.5	312,699	10.3	252,936	10.3
Shinhan Bank	301,285	8.9	263,513	8.7	195,810	8.0
Hana Bank	322,652	9.5	275,777	9.1	224,872	9.2
Korea Exchange Bank	253,284	7.5	215,049	7.1	187,400	7.6
Korea First Bank	171,800	5.1	163,302	5.4	146,614	6.0
KorAm Bank	171,834	5.1	167,843	5.5	130,897	5.3

	December 31, 2001		December 31, 2000		December 31, 1999	
	Amount	%	Amount	%	Amount	%
Seoul Bank	151,458	4.5	123,404	4.1	125,189	5.1
Peace Bank of Korea	40,478	1.2	39,426	1.3	54,024	2.2
Total	3,382,770	100	3,032,676	100	2,454,331	100

1.3.3. Average deposit per domestic branch

(Unit: millions of Won)

	December 31, 2001	December 31, 2000	December 31, 1999
Deposits	133,548	120,422	102,382
Deposits in Won	132,320	119,089	101,506

1.3.4. Average deposit per employee

(Unit: millions of Won)

	December 31, 2001	December 31, 2000	December 31, 1999
Deposits	7,243	5,917	4,867
Deposits in Won	7,176	5,852	4,825

1.3.5. Loan balances

(Unit: millions of Won)

	December 31, 2001		December 31, 2000		December 31, 1999	
	Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Loans in Won	53,498,087	94,698,769	38,301,330	43,436,111	30,011,355	33,272,988
Loans in foreign currency	3,924,562	4,174,237	3,077,642	2,970,653	3,935,714	3,388,533
Advances to customers	244,158	199,831	337,987	240,992	352,638	331,205
Sub-total	57,666,807	99,072,837	41,716,959	46,647,756	34,299,707	36,992,726
Trust account loans	2,194,851	1,117,817	4,216,018	3,170,756	6,023,035	5,310,527
Total	59,861,658	100,190,654	45,932,977	49,818,512	40,322,742	42,303,253

1.3.6. Loan balances as of December 31, 2001 by remaining maturities

(Unit: millions of Won)

	Less than 1 year	More than 1 year~less than 3 years	More than 3 years~less than 5 years	More than 5 years	Total
Loans in Won	46,676,441	31,579,506	6,353,836	10,088,986	94,698,769
Loans in foreign currency	2,329,722	583,081	353,562	907,872	4,174,237

1.3.7. *Loan balances by uses (banking account)*

(Unit: millions of Won)

		December 31, 2001	December 31, 2000	December 31, 1999
Loans to enterprises	Loans for operations	29,286,707	20,899,277	16,405,512
	Loans for equipment	4,434,447	4,393,664	4,137,173
Loans to households		34,648,918	14,215,303	10,880,436
Loans to public sector & others	Loans for operations	737,206	1,914,841	465,055
	Loans for equipment	57,211	49,508	93,281
Loans on property formation savings		155,201	248,271	92,016
Loans for housing		25,342,969	1,663,904	1,130,228
Loans for restructuring of small and medium enterprises		36,110	51,343	69,287
Total		94,698,769	43,436,111	33,272,988

1.3.8. *Loan to deposit ratio*

(Unit: millions of Won, %)

	December 31, 2001	December 31, 2000	December 31, 1999
Loans (A)	53,498,087	38,301,330	30,011,355
Deposits (B)	67,749,773	50,617,300	38,974,084
Loan to deposit ratio (A/B)	78.96	75.67	77.00

1.3.9. *Acceptances and guarantees*

(Unit: millions of Won)

	December 31, 2001	December 31, 2000	December 31, 1999
Confirmed	3,521,970	3,035,968	2,147,272
Unconfirmed	1,369,723	1,183,433	1,208,708
Total	4,891,693	4,219,401	3,355,980

1.3.10. *Breakdown of securities investment*

(Unit: millions of Won)

		December 31, 2001		December 31, 2000		December 31, 1999	
		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Securities in Won (Banking account)	Monetary stabilization bonds	3,571,137	3,139,925	2,773,897	1,973,079	2,367,169	1,905,007
	Government and public bonds	4,454,446	4,602,576	4,095,760	4,595,840	3,332,575	3,536,742
	Debentures	11,410,904	14,879,912	8,431,478	9,151,880	7,098,603	7,119,382
	Stocks	1,309,134	2,154,449	1,004,648	1,142,113	947,319	995,384
	Others	3,115,803	7,348,220	1,724,364	1,588,295	2,988,828	2,459,322

		December 31, 2001		December 31, 2000		December 31, 1999	
		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Sub-total		23,861,424	32,125,082	18,030,147	18,451,207	16,734,494	16,015,837
Securities (Trust account)	Monetary stabilization bonds	3,228,021	2,725,071	3,654,209	3,365,883	1,249,138	2,070,486
	Government and public bonds	2,990,549	3,059,777	1,894,815	2,816,167	723,143	1,121,228
	Debentures	7,635,765	7,613,829	6,966,409	6,828,929	6,416,294	6,902,551
	Stocks	672,845	890,151	568,650	547,797	197,139	237,063
	Foreign securities	118,147	370,415	39,711	0	81,598	117,121
	Others	4,340,103	3,913,328	5,718,473	3,576,520	12,888,300	8,306,232
Sub-total		18,985,430	18,572,571	18,842,267	17,135,296	21,555,612	18,754,681
Foreign currency (Banking account)	Foreign securities	736,084	909,730	631,040	583,229	939,323	617,696
	Off-shore foreign securities	343,275	382,542	370,664	316,868	443,157	371,546
Sub-total		1,079,359	1,292,272	1,001,704	900,097	1,382,480	989,242
Total		43,926,213	51,989,925	37,874,118	36,486,600	39,672,586	35,759,760

1.3.11. Trust account (money trust)

(Unit: millions of Won)

	December 31, 2001		December 31, 2000		December 31, 1999	
	Total amount trusted	Trust fees	Total amount trusted	Trust fees	Total amount trusted	Trust fees
Return-guaranteed trust	3,189	- 17,147	77,345	- 77,157	1,244,205	646
Performance trust	32,296,443	353,890	21,147,897	308,287	22,931,091	142,877
Total	32,299,632	336,743	21,225,242	231,130	24,175,296	143,523

1.3.12. Credit Card

The following table shows the operating results and the number of customers for the last three years. Numbers for the 2001 are combined results from Kookmin Card and BC Card, while those for 2000 and 1999 are only from Kookmin Card.

(Unit: millions of Won unless indicated otherwise)

		December 31, 2001	December 31, 2000	December 31, 1999
Number of card holders (Person)	Corporate	277,219	137,657	80,696
	Individual	15,307,253	8,036,140	5,388,311
Number of merchants		1,937,795	1,230,838	935,967
Profit	Sales	87,655,000	37,875,680	13,911,714
	Fee income	958,848	115,355[1]	65,969[1]

1.3.13. Derivatives

Our derivatives activities are fairly limited and consist primarily of interest rate swaps, currency swaps and foreign exchange contracts.

1.4. Property, Plants and Equipment

1.4.1. Branch Network

As of December 31, 2001, we had 1,038 branches and 87 sub-branches in Korea, the largest number of branches among Korean commercial banks. We believe that our extensive branch network in Korea and retail customer base provide us with a source of stable and relatively low cost funding. Around 40% of our branches and sub-branches are located in Seoul.

We also have three subsidiaries in Luxemburg, Hong Kong and London and three branches in Tokyo, New York and Oakland. We do not own any material properties outside of Korea.

---

1. Only includes the agency commission under the agreement with Kookmin Credit Card. All other credit card gains from Kookmin Credit Card were recognized as non-operating revenue under equity method.

1.4.2. Automated Banking Machines

We have established an extensive network of automated banking machines, which are located in branches and in Autobanks (unmanned outlets). These automated banking machines consist of ATMs, cash dispensers and passbook printers. As of December 31, 2001, we had 4,086 ATMs, 4,470 cash dispensers and 926 passbook printers.

1.4.3. Property

Our registered office and corporate headquarters are located at 9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea. and we have two more headquarters in Seoul. In addition, we own two training institute buildings. We also own our IT centers in Seoul, Korea.

The net book value of all the properties owned by us at December 31, 2001 was W2,926,250 million. We do not own any material properties outside of Korea.

1.5. Organizational Structure

1.5.1. Organization Chart

The following chart shows our 11 Divisions and 8 Business Units.


Board of Directors
Auditor & Executive Director
Audit Team
President & CEO
Corporate center
Financial Planning
Strategic Planning
Risk Management
Kookmin Economy & Business Reserch Institute
Shared service
General Administration
Information Technology
Subsidiaries Management
Education & Training Center
Compliance Team
Compliance Officer
Secretariat Team
Business unit
Sales
Retail Banking
P B
e-Business
Corporate Banking
Int'l Banking
Capital Market
Workout
Credit Card
Trust
NHF Management

1.5.2. List of affiliates

The following companies are our subsidiaries and affiliates.[1]

- Kookmin Leasing Co., Ltd.
- Jooeun Leasing Co., Ltd.
- Kookmin Venture Capital Co., Ltd.
- Kookmin Bank Venture Capital Co., Ltd.
- Kookmin Credit Card Co., Ltd.
- Kookmin Bank Investment Trust Management Co., Ltd.

---

1. We have two affiliates in the course of dissolution proceedings, which are Korea Long-term Credit Securities and Kookmin Singapore Ltd.

- Jooeun Investment Trust Management Co., Ltd.
- Jooeun Industrial Co., Ltd.
- Jooeun Real Estate Trust Co., Ltd.
- Jooeun Credit Information Co., Ltd.
- Kookmin Data System Corporation
- Kookmin Futures Co., Ltd.
- Frontier Investment Co., Ltd.[1]
- ING Life Korea Ltd.
- Kookmin Bank Luxemburg. S.A.
- Kookmin Finance Asia (H.K.) Ltd.[2]
- Kookmin Bank International (London) Ltd.
- Kookmin Finance Hong Kong Ltd.

1.5.3. Operating results of the affiliates

(Unit: millions of Won)

Company name	Closing date	Accounting results of the latest fiscal year				
		Total Assets	Total Liabilities	Total Equities	Sales	Net income
Kookmin Leasing	March 31, 2001	865,960	857,752	8,208	204,705	- 40,067
Jooeun Leasing	March 31, 2001	290,166	264,500	25,666	76,336	1,821
Kookmin Venture Capital	December 31, 2001	182,736	131,282	51,454	20,668	273
Kookmin Bank Venture Capital	December 31, 2001	79,120	8,713	70,407	14,676	9,924
Kookmin Credit Card	December 31, 2001	10,577,491	9,399,912	1,177,579	2,340,665	458,195
Kookmin Bank Investment Trust Management	March 31, 2001	39,019	4,125	34,894	8,397	3,586
Jooeun Investment Trust Management	March 31, 2001	38,226	839	37,387	25,788	7,431
Jooeun Industrial	December 31, 2001	313,650	361,251	- 47,601	77,710	- 40,914

1. Frontier Investment has been merged into Kookmin Bank Venture Capital as of December 31, 2001.
2. In January, Kookmin Finance Asia has transferred its assets and liabilities to Kookmin Finance Hong Kong and is now preparing dissolution proceedings due to the merger between Former Kookmin Bank and H&CB.

Company name	Closing date	Accounting results of the latest fiscal year				
		Total Assets	Total Liabilities	Total Equities	Sales	Net income
Jooeun Real Estate Trust	December 31, 2001	290,096	211,283	78,813	52,568	3,864
Jooeun Credit Information	December 31, 2001	13,263	3,595	9,668	25,950	2,022
Kookmin Data System Corporation	December 31, 2001	15,464	2,933	12,531	28,845	2,577
Kookmin Futures	March 31, 2001	39,230	18,017	21,213	7,369	1,356
Frontier Investment	December 31, 2001	12,339	230	12,109	629	- 6,759
ING Life Korea	March 31, 2001	656,231	594,417	61,814	496,035	12,610
Kookmin Bank Luxemburg. S.A.	December 31, 2001	378,464	353,151	25,313	28,244	142
Kookmin Finance Asia (H.K.)	December 31, 2001	18,932	1,727	17,205	18,472	1,574
Kookmin Bank International (London)	December 31, 2001	236,403	189,453	46,950	14,969	2,748
Kookmin Finance Hong Kong	December 31, 2001	300,289	245,826	54,463	14,384	3,923

1.6. Capital

1.6.1. Common Shares

Kookmin Bank has authority to issue a total of 1,000,000,000 shares of capital stock. Kookmin Bank's articles of incorporation provide that Kookmin Bank is authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares of common stock. On completion of the merger between former Kookmin Bank and H&CB New Kookmin Bank issued 299,697,462 common shares.

As of December 31, 2001, 299,697,462 shares of common stock (including 31,548 shares of common stock which we hold as treasury stock) were issued and outstanding with paid-in capital of 1,498,487,310 Won. All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form.

On December 15, 2001, the board of directors of Kookmin Bank passed a board resolution recommending a 6% stock dividend and a cash dividend of 100 Won per common share (prior to dividend tax), which represents 2% of par value, for the fiscal year ending December 31,

2001. That has been approved and ratified by the shareholders in the General Shareholders' Meeting held on March 22, 2002.

For this dividend, we expect 17,979,954 common shares will be issued and distributed to the shareholders who were registered in the shareholder registry as of December 31, 2001.

1.6.2. Convertible Bonds

In June 1999, Goldman Sachs Capital Koryo, L.P., a group of funds managed by Goldman Sachs Group, L.P., acquired an interest in the former Kookmin Bank in return for an investment of U.S.$500 million in new common shares and convertible bonds, consisting of W360 billion of new common shares (30,000,000 common shares at W12,000 per share) and U.S.$200 million principal amount of subordinated convertible bonds with a conversion price of W14,200 per common share. The current conversion price is W22,123. Goldman Sachs Capital Koryo, L.P. may obtain 10,581,747 of common stock upon conversion of US$200 million in convertible bonds.

1.6.3. Treasury Stock

The following table shows the purchase and disposition of our treasury stock.

(As of December 31, 2001, Unit: Won unless otherwise indicated)

Date	Reason	Number of shares	Amount	Price per one share
November 15, 2001	Acquisition of fractional shares in the course of the merger	41,548 shares	1,794,885	43,200
December 24, 2001	Disposition for Exercise of stock option	10,000 shares	432,003	48,900
Total	-	31,548 shares	1,362,882	-

1.7. Dividend

The following table shows dividend policy and the related information for the last three years.

(Unit: millions of Won, shares, and %)

	2001	2000	1999
Net income for the period	740,565	719,700	107,901
Earnings per share (Won)	3,706[1]	2,403	388
Maximum amount available for dividend	604,984[2]	614,046	22,129
Total dividends amount	119,866	151,009	16,938
Dividend payout ratio	16.19[3]	20.76	13.80
Dividends per Common shares (Won)	400	500	50
Dividends per Preferred shares (Won)	-	50	50
Dividend yield ratio	0.80[4]	3.36	0.28
Net asset value per common share (Won)	29,742[5]	12,533	13,079
Ordinary income per common shares (Won)	3,706	2,403	388

1.8. Other Details Relevant to Investment Decision

1.8.1. BIS risk-adjusted capital ratios

(Unit: millions of Won, %)

	December 31, 2001	December 31, 2000	December 31, 1999
Risk-adjusted capital (A)	11,750,856	6,297,886	5,171,567
Risk-weighted assets (B)	114,849,227	56,346,867	45,434,768
BIS ratios (A/B)	10.23	11.18	11.38

1. Earnings per share = net income (740,565,213,105 Won) / weighted average number of shares (199,825,909 shares)

2. Maximum amount available for dividend = retained earnings before appropriations (672,418 millions of Won) + transferred from prior years' reserves (8,483 millions of Won) – appropriated amount pursuant to the relevant rules and regulations (75,917 millions of Won)

3. Dividend payout ratio = total dividend amount for common shares (119,866,365,600 Won) / net income (740,565,213,105 Won).

4. Dividend yield ratio = dividend per share (400 Won) / market closing price for December 31, 2001 (49,800 Won)

5. Net asset value per common share = total assets (8,913,542 millions of Won) / total issued shares as of December 31, 2001.

1.8.2. Non-performing loans (NPL)

(Unit: millions of Won, %)

December 31, 2001		December 31, 2000		Change	
Balance of NPL	NPL to total loans	Balance of NPL	NPL to total loans	Balance of NPL	NPL to total loans
2,954,464	2.62	2,656,100	4.84	298,364	Decreased by 2.22 percentage points

1.8.3. Loan loss allowances

(Unit: millions of Won)

		December 31, 2001	December 31, 2000	December 31, 1999
Loan loss allowance	Domestic	2,255,068	1,822,208	1,869,011
	Overseas	16,111	4,492	11,089
	Total	2,271,179	1,826,700	1,880,100
Write-offs for the 12 months ended December 31, 2001		1,862,412	558,464	639,678

2. Major Shareholders

The following table presents information regarding the beneficial ownership of our shares at December 31, 2001 by each person known by us to own beneficially more than 5% of our outstanding shares.

Name	Number of Shares of Common Stock	Percentage of Total Outstanding Shares of Common Stock
The Government of Korea	28,890,341	9.64%
The Bank of New York[1]	22,733,276	7.59%
GS Capital[2]	20,449,650	6.82%

1. As depositary bank.

2. Including 895,987 shares, which Goldman Sachs International Ltd. holds.

3. Directors, Senior Management and Employees

On March 18, 2001, Kookmin Bank announced new senior management team. In addition, on March 22, 2001, Shareholders' Meeting has approved and ratified the following new executive directors and non-executive directors.

3.1. Executive Directors

As of March 22, 2002, our board of directors, which consists of 5 executive directors and 10 non-executive directors, has the ultimate responsibility for the management of our affairs. Our 5 executive directors consist of the chairman, president & CEO, one director & executive vice president and two auditors & executive directors.

The names and positions of our directors are set forth below.

Name	Date of Birth	Position
Sanghoon Kim	03/13/1942	Chairman
Jungtae Kim	08/15/1947	President & CEO
Jan Op de Beeck	05/12/1952	Director & Executive Vice President
Choulju Lee	11/22/1939	Auditor & Executive Director
Soonchul Lee	10/15/1946	Auditor & Executive Director

3.2. Non-Executive Directors

Our non-executive directors are selected based on the candidates' talents and skills in diverse areas, such as law, finance, economy, management and accounting. Currently, 10 non-executive directors are in office.

Our current non-executive directors are as follows:

Name	Date of Birth	Position
Henry Cornell	04/11/1956	Non-Executive Director
Kyunghee Yoon	01/05/1947	Non-Executive Director
Keunshik Oh	09/12/1946	Non-Executive Director
Moonsoul Chung	03/07/1938	Non-Executive Director
Sunjin Kim	06/08/1942	Non-Executive Director
Dongsoo Chung	09/24/1945	Non-Executive Director
Sunjae Cho	02/09/1944	Non-Executive Director
Woonyoul Choi	04/02/1950	Non-Executive Director
Jihong Kim	06/08/1956	Non-Executive Director
Timothy Hartman	03/01/1939	Non-Executive Director

3.3. Senior Management

In addition to the executive directors who are also our executive officers, we currently have the following executive officers:

Name	Date of Birth	Position
Jongkyoo Yoon	10/13/1955	Executive Vice President
Bonghwan Cho	03/30/1950	Executive Vice President
Sungchul Kim	09/10/1951	Executive Vice President
Jaein Suh	08/11/1947	Executive Vice President
Buhmsoo Choi	08/08/1956	Executive Vice President
Bockwoan Kim	11/17/1944	Executive Vice President
Youngil Kim	07/03/1953	Executive Vice President
Kitaek Hong	01/16/1948	Executive Vice President
Sunghyun Chung	08/10/1947	Executive Vice President
Kisup Shin	10/29/1955	Executive Vice President
Seongkyu Lee	10/25/1959	Executive Vice President
Jongin Park	03/10/1954	Executive Vice President
Byungsang Kim	02/19/1947	Executive Vice President
Woojung Lee	07/11/1949	Executive Vice President

3.4. Compensation

The aggregate of the remuneration paid and benefits-in-kind paid by us to the Chairman, President & CEO, our other executive directors, our non-executive directors and executive vice presidents for the year ended December 31, 2001, was W1,096 million.

3.4.1. Stock Option

The following table is the breakdown of stock options Kookmin Bank has been granted to the directors and employees. It describes grant date, position, exercise period, price and the number of options.

(As of March 22, 2001, Unit: Won, shares)

Grant date	Position	Exercise Period		Exercise Price	Exercisable Number of Options[1]
		From	To		
31-Oct-98	President & CEO	01-Nov-01	31-Oct-04	5,000	390,000
27-Feb-99	Auditor & Executive Director	28-Feb-02	27-Feb-05	13,900	30,000
27-Feb-99	8 Executive Vice Presidents	28-Feb-02	27-Feb-05	13,900	180,108

1. The number of options has been adjusted due to the merger and the early retirement of the grantees.

Grant date	Position	Exercise Period		Exercise Price	Exercisable Number of Options[1]
		From	To		
27-Feb-99	Non-Executive Director	28-Feb-02	27-Feb-05	13,900	10,000
28-Feb-00	Director & Executive Vice President	01-Mar-03	28-Feb-06	27,600	30,000
28-Feb-00	2 Executive Vice Presidents	01-Mar-03	28-Feb-06	27,600	60,000
28-Feb-00	11 Non-Executive Directors	01-Mar-03	28-Feb-06	27,600	54,100
28-Feb-00	10 Employees	01-Mar-03	28-Feb-06	27,600	67,283
24-Mar-01	2 Executive Vice Presidents	25-Mar-04	24- Mar-07	25,100	60,000
24-Mar-01	3 Non-Executive Directors	25-Mar-04	24- Mar-07	25,100	6,552
24-Mar-01	3 Employees	25-Mar-04	24- Mar-07	25,100	23,275
18-Mar-00	Chairman	19-Mar-03	18-Mar-05	23,469	41,460
18-Mar-00	Auditor & Executive Director	19-Mar-03	18-Mar-05	23,469	14,807
18-Mar-00	8 Non-Executive Directors	19-Mar-03	18-Mar-05	23,469	20,727
18-Mar-00	3 Executive Vice Presidents	19-Mar-03	18-Mar-05	23,469	35,535
15-Mar-01	Chairman	16-Mar-04	15-Mar-09	28,027	29,614
15-Mar-01	Auditor & Executive Director	16-Mar-04	15-Mar-09	28,027	14,807
15-Mar-01	9 Non-Executive Directors	16-Mar-04	15-Mar-09	28,027	23,376
15-Mar-01	7 Executive Vice Presidents	16-Mar-04	15-Mar-09	28,027	82,915
15-Mar-01	47 Employees	16-Mar-04	15-Mar-09	28,027	47,381
16-Nov-01	President & CEO	17-Nov-04	16-Nov-09	X[1]	700,000
16-Nov-01	Chairman	17-Nov-04	16-Nov-09		150,000
22-Mar-02	2 Auditor & Executive Directors	23-Mar-05	22-Mar-10	Y[2]	60,000
22-Mar-02	10 Non-Executive Directors	23-Mar-05	22-Mar-10		72,000
22-Mar-02	10 Executive Vice Presidents	23-Mar-05	22-Mar-10	57,100	300,000
22-Mar-02	16 Employees	23-Mar-05	22-Mar-10	57,100	190,000
Total	125				2,693,940

1. Exercise price is calculated based on the combination of "Basic Exercise Price" (51,200 Won per share) and the increase rate of KOSPI banking industry Index. Calculation formula: Exercise price = 51,200 Won x {1 + the *increase rate of KOSPI banking industry Index x 0.4} / 100).* (*The increase rate of KOSPI banking industry Index* = KOSPI banking industry Index as of the starting date of exercise period – 207.25) / 207.25 x 100

2. Calculation formula: Exercise price = 57,100 Won x (1 + the increase rate of KOSPI banking industry Index x 0.4). The increase rate of KOSPI banking industry Index = (KOSPI banking industry Index as of the starting date of exercise period – KOSPI banking industry Index as of the grant date) / KOSPI banking industry Index as of the grant date.

3.5. Employees

(As of December 31, 2001, Unit: millions of Won)

	Number of Employees			Average Tenure (year)	Total Cash Payment for the 12 Months	Average Payment per Person for the 12 Months
	Ordinary	Others	Total			
Male	13,409	385	13,794	15.31	924,398	67
Female	5,299	18	5,317	11.81	238,782	45
Total	18,708	403	19,111	14.34	1,163,180	61

4. Financial Information

4.1. Significant Accounting Policies

The significant accounting policies followed by the Bank in the preparation of its financial statements are summarized below.

4.1.1. Basis of Financial Statement Presentation

The Bank's financial statements were prepared in accordance with the financial accounting standards generally accepted in the Republic of Korea and the accounting standards generally accepted for banking institutions, as modified by the accounting and reporting guidelines prescribed by the banking regulatory authorities.

The Bank maintains its official accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language financial statements. Some information attached to the Korean language financial statements, but not required for a fair presentation of the Bank's financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

The preparation of financial statements in conformity with financial accounting standards generally accepted in the Republic of Korea and the accounting standards generally accepted for banking institutions requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Due to the inherent uncertainty involved in making estimates, actual results may differ from those estimates.

The Bank operates both a commercial banking business and a trust business in which the Bank, as a fiduciary, holds and manages the property of others. Under the Trust Business Act, the trust funds are accounted for and reported separately from the Bank's own commercial banking business.

4.1.2. Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into Korean Won at exchange rates announced by Korea Telecommunications and Clearings Institute at the balance sheet date. The resulting exchange gains or losses are reflected in other operating income or expenses.

The exchange rates used to translate foreign currency denominated assets and liabilities at December 31, 2001 and 2000 are ₩1,326.1 : USD1 and ₩1,259.7 : USD1, respectively.

4.1.3. Recognition of Interest Income

The Bank recognizes interest income on loans and debt securities on an accrual basis. However, interest income on delinquent and dishonored loans and debt securities, other than those subject to security deposits and guaranteed by financial institutions, is recognized on a cash basis. Accordingly, under the cash basis, unaccrued interest income amounted to ₩591,616 million and ₩462,214 million as of December 31, 2001 and 2000, respectively.

4.1.4. Allowances for Loan Losses

The Bank applies its internal credit rating system, Forward Looking Criteria ("FLC"), to corporate loans in order to classify the borrowers into 10 credit risk categories (AAA, AA, A, BBB, BB, B, CCC, CC, C, D) and to determine allowances for loan losses. Credit risk classification under FLC is based on a scaled valuation of financial and non-financial risks with additional consideration of loan type, collateral and/or guarantees.

Allowances are determined by applying at minimum the following rates to the outstanding balances of each credit risk classification.

Credit Ratings	Credit Risk Classification	Allowance rates
AAA ~ B	Normal	0.5%
CCC	Precautionary	2%
CC	Sub-standard	20%
C	Doubtful	50%
D	Estimated loss	100%

However, the Bank does not apply FLC to small-sized corporate loans and consumer loans. Alternatively, the bank classifies such loans by considering current financial status including delinquent number of days, bankruptcies and collateral value.

4.1.5. Present Value Discounts

Troubled debt restructuring loans, which are modified as to outstanding principal, interest rate, and/or maturity under programs such as workout, court receivership, court mediation, or debt restructuring agreements of parties concerned, are carried at present value if the difference between the book value and the present value of the restructured loan is significant. When estimating the present value of the loans, the Bank applies the interest rate as of the inception of the loans except for the interest rate of variable rate loans and extended maturity loans, which are adjusted to reflect the interest rate of the restructuring date. The present value discounts are recorded by reclassifying allowances for loan losses and if additional allowances need to be provided for, the additional allowances are provided and recognized as bad debt expense of the current period. These present value discounts are amortized using the effective interest method and are recognized as interest income. Allowances for loan losses on the restructured loans are provided for based on the loan balances net of present value discounts.

Additionally, the Bank recorded ₩28,868 million and ₩35,996 million of present value discounts as of December 31, 2001 and 2000, respectively, on long-term deposits placed with Bukook Mutual Savings & Finance Co., Ltd., a subsidiary of the Bank sold in December 1999. Also, the receivables from disposal of foreclosed assets that are redeemed in long-term installments are recorded in the balance sheet net of the related present value discounts.

4.1.6. Securities

Marketable securities held for short-term capital gain purposes, which exclude stocks issued by associates and debt securities held to maturity, are classified as trading securities. Securities that are not classified as trading securities are classified as investment securities.

Securities are initially recorded at cost with incidental expenses added to compute the acquisition cost in applying the moving average or specific identification method. The subsequent valuation methods used for the securities are summarized as follows:

	Valuation Method	Recognition of Unrealized Gains and Losses
Trading securities	Fair value	Net income
Investment securities		
Available-for-sale securities and marketable equity securities	Fair value	Capital adjustments
Held-to-maturity securities and non-marketable equity securities	Cost	N/A
Investment in associates	Equity	Net income, retained earnings, or capital adjustments per source of the gain or loss

If the fair value of the investment securities are significantly below the book value and the impairment is determined to be other than temporary, the Bank adjusts the investment securities to their fair value and recognizes the related impairment losses as a part of the current period non-operating expenses.

4.1.7. Bonds under Repurchase/Resale Agreements

Securities bought under resale agreements are recorded in loans as bonds purchased under resale agreements. Securities sold under repurchase agreements are recorded in borrowings as bonds sold under repurchase agreements.

4.1.8. Fixed Assets and Related Depreciation

Property and equipment are recorded at cost, except for upward revaluation of certain assets in accordance with Korean Asset Revaluation Law. Routine maintenance and repairs are recognized as expenses as incurred. Expenditures that enhance the value or extend the useful life of the assets involved are capitalized as additions to property and equipment.

Depreciation is computed using the declining-balance method, except for buildings and structures, which are depreciated using the straight-line method. Depreciation is calculated based on the estimated average useful lives of the assets and is presented as accumulated depreciation, which is a contra account of property and equipment in the financial statements.

The estimated useful lives and depreciation methods of the property and equipment are as follows:

Property and Equipment	Depreciation Method	Estimated Useful Life
Buildings and structures	Straight-line method	40 years
Leasehold improvements	Declining balance method	4 years
Machinery, equipment and vehicles	Declining balance method	4 years

The Bank purchased total assets and liabilities of H&CB and applied the purchase method of accounting although the business combination took the legal form of a consolidation. In the course of the business combination, the Bank has changed the fractional year depreciation policy from the half-year convention to the monthly convention for property and equipment acquired during the current period. Also, the depreciation method for leasehold improvements has been changed from the straight-line method to the declining balance method. Due to the changes in accounting policy, depreciation expenses have been decreased by ₩ 30,104 million for the year ended December 31, 2001, compared to the amount which would have been calculated under the previous depreciation method.

Foreclosed assets acquired through, or in lieu of, loan foreclosure are stated at cost and are not depreciated. Unrealized losses, where the final bidding price at a public auction is below the book value, are recorded as valuation allowances, which is a contra account of foreclosed assets in the financial statements.

Intangible assets are amortized based on the following estimated average useful lives using the straight-line method and are presented in the financial statements net of accumulated depreciation.

Intangible Asset	Depreciation Method	Estimated Useful Life
Goodwill	Straight-line method	9 years
Trademarks	Straight-line method	1-10 years
Other	Straight-line method	7-30 years

In relation to the business consolidation with H&CB, the Bank recorded excess purchase cost over the net assets of H&CB as goodwill.

4.1.9. Stock Issuance Costs and Debenture Issuance Costs

Stock issuance costs are deducted from paid-in capital in excess of par value. Debenture issuance costs are recorded as discounts on debentures and amortized over the maturity of the debentures using the effective interest method.

4.1.10. Accrued Retirement Benefits

Employees and directors with more than one year of service as of December 31, 2001 are entitled to receive a lump-sum payment upon termination of their employment with the Bank, based on their length of service and rate of pay at the time of termination. Additionally, the Bank records pension fund deposits which grant the payment rights to its employees and contributions to the national pension fund as contra accounts of accrued retirement benefits.

4.1.11. Guarantees and Acceptances

By applying credit risk classification used for loans to the guarantees and acceptances, the Bank records allowance for losses on outstanding guarantees and acceptances according to their classification as sub-standard, doubtful, or estimated loss (allowance rates are 20%, 50%, and 100%, respectively).

4.1.12. Deferred Income Taxes

The Bank records the future tax effects of temporary differences between the financial and tax bases of assets and liabilities as deferred tax assets or liabilities. The cumulative effects of accounting changes adjust the beginning balance of retained earnings and thus result in temporary differences.

4.1.13. Derivatives Instruments

The Bank records the rights and obligations arising from derivative contracts on the balance sheet as assets and liabilities based on the fair values of such rights and obligations. Resulting unrealized gains or losses are included in net income.

4.1.14. Stock Options

The Bank calculates the fair value of stock options at the grant date and allocates the resulting total cost over the contractual service period. The costs allocated to the current period are charged to operating expenses and capital adjustments.

4.1.15. National Housing Fund

The Bank, as designated by the Korean Government under the Housing Construction Promotion Law, manages the sources and uses of funds of the National Housing Fund (the "NHF") and records the related NHF account in other liabilities. In addition, the Bank pays interest, which is computed by multiplying the average balance of the NHF account by the temporary deposit interest rate, to the NHF.

4.1.16. Gains and Losses on Trust Management

The Bank's trust accounts ("the Trust Accounts") recognize as an expense the trust commissions paid to the banking accounts, equivalent of total trust revenue less total trust expenses and trustee benefits (including the guaranteed principle and minimum rate of return). The Bank recognizes these trust commissions as a gain on trust management in other operating income. The trust commissions for money in trusts consist of base fees of 0.5% ~ 2.0% (depending on trust fund types) and special fees applied to the invested capital.

Under the Trust Business Act, reserves for future losses are set up in the trust accounts for losses related to those trust funds with guarantee of the principal or of a certain minimum rate of return. The reserves are used to provide for the losses on such trust funds and, if the losses are incurred in excess of the reserves for future losses, the excess losses are compensated by the Bank. Accordingly, the banking accounts recognize the compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts. The Bank recorded ₩31,479 million and ₩158,325 million of loss on trust management in 2001 and 2000, respectively.

4.1.17. Translation of Foreign Currency Financial Statements of Foreign Entities

Accounting records of the overseas branches are maintained in a foreign currency prevailing in their respective countries. For presentation in the accompanying financial statements, the financial statements of the branches have been translated into Korean Won, using exchange rates published by Korea Financial Telecommunications and Clearings Institute as of December 31, 2001 and 2000.

4.1.18. Statement of Cash Flows

In preparation of the statement of cash flows, the Bank has presented net amounts of cash inflows and cash outflows for loans and deposits.

4.2. Financial Statements

See number 5.1 – "List of Financial Statements"

5. Exhibits

5.1. List of Financial Statements

The lists below were incorporated by reference to the current report on Form 6-K dated on March 16, 2002.

- Report of Independent Accountants on the non-consolidated financial statements
- Non-consolidated balance sheets as of December 31, 2001 and 2000
- Non-consolidated income statements for the year ended December 31, 2001 and 2000
- Non-consolidated statements of appropriations of retained earnings for the years ended December 31, 2001 and 2000
- Statements of cash flows for the years ended December 31, 2001 and 2000
- Notes to the non-consolidated financial statements

5.2. Other Exhibits

- Articles of Incorporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank

(Registrant)

Date: April 2, 2001

By:

(Signature)

Name: Jong-Kyoo Yoon

Title: Executive Vice President & Chief Financial Officer

ARTICLES OF INCORPORATION

CHAPTER I
GENERAL PROVISIONS

Article 1 (Corporate Name)

The name of this bank shall be "*Chusik Hoesa Kookmin Bank*" (the "Bank").

Article 2 (Objective)

The objective of the Bank shall be to engage in the following business activities:

(1) The banking business as prescribed by the Bank Act; and
(2) The other business permitted by the Bank Act or other Korean laws.

Article 3 (Financial Support)

(1) Pursuant to Article 2 (1), the Bank shall exert its efforts to improve the financial status of citizens and small and medium sized companies of Korea by providing them with financial facilities.

(2) The Won currency loans (including housing loans) provided to the citizens and small and medium sized companies of Korea pursuant to Paragraph (1) above shall not be less than 60/100 of the total amount of Won currency loans provided by the Bank.

(3) The small and medium sized companies referred to in Paragraph (1) above shall be those defined under the Basic Act on Small and Medium Enterprises.

Article 4 (Location of Head Office and Establishment of Branches)

(1) The Bank shall have its head office in Seoul.

(2) The Bank may establish branches, liaison offices, representative offices or subsidiaries within or outside Korea, as it deems necessary.

Article 5 (Method of Public Notices)

Public notices of the Bank shall be made in the Korea Daily News, a daily newspaper published in Seoul. However, if the Korea Daily News is not available due to circumstance beyond the Bank's control, the public notices of the Bank shall be given in the Dong-a Ilbo.

CHAPTER II

SHARES OF STOCK

Article 6 (Total Number of Authorized Shares)

The total number of shares to be issued by the Bank shall be 1,000,000,000 shares.

Article 7 (Par Value per Share)

The par value per share to be issued by the Bank shall be five thousand (5,000) Won.

Article 8 (Number of Shares Issued at the Time of Incorporation)

The total number of shares issued at the time of incorporation of the Bank shall be 299,697,462 shares of common stock.

Article 9 (Kind of Shares and Types of Share Certificates)

(1) The shares to be issued by the Bank shall be common shares in registered form and preferred shares in registered form. The shares shall be issued by resolution of the Board of Directors.

(2) The share certificates of the Bank shall be issued in the following eight (8) denominations: one (1), five (5), ten (10), fifty (50), one hundred (100), five hundred (500), one thousand (1,000) and ten thousand (10,000) shares.

(3) The Bank may split or consolidate share certificates at the request of shareholders.

(4) The Bank shall not issue share certificates of whole or part of shares owned by a shareholder if such shareholder does not desire to receive share certificates corresponding to such shares.

Article 10 (Number and Description of Preferred Shares)

(1) Preferred shares to be issued by the Bank shall be non-voting, and the number thereof shall not exceed one half (1/2) of the total number of issued and outstanding shares.

(2) The dividends on non-voting preferred shares shall be no less than one percent (1%) per annum of the par value and the rate thereof shall be determined by the Board of Directors at the time of issuance.

(3) Preferred shares to be issued by the Bank may be participating or non-participating and accumulating or non- accumulating by the resolution of the Board of Directors.

(4) If a resolution not to distribute dividends on preferred shares is adopted, then the preferred shares shall be deemed to have voting rights from the next General Meeting of Shareholders immediately following the General Meeting of Shareholders at which such resolution not to distribute dividends on preferred shares is adopted to the end of the general meeting of the shareholders at which a resolution to distribute dividends on such preferred shares is adopted.

(5) In case the Bank issues new shares by rights offerings or bonus issuance, then the type and content of new shares issued with respect to the preferred shares shall be determined by resolution of the Board of Directors.

(6) Whether or not to specify the duration of preferred shares shall be determined by resolution of the Board of Directors. If there is any duration of preferred shares, such duration shall be no less than 1 year and no more than 10 years from the date of issuance, and such duration period shall be determined by the Board of Directors at the time of issuance. Preferred shares shall be converted into the common shares upon the expiration of the duration period. However, if the holders of the preferred shares do not receive dividends

entitled to them during the duration period, then the duration period shall be extended until such holders receive dividends entitled to them in full. In such a case, Article 14 shall apply *mutatis mutandis* with respect to the distribution of dividends for new shares issued upon conversion.

Article 11 (Preemptive Rights)

(1) The shareholders of the Bank shall have pre-emptive rights to subscribe for new shares to be issued by the Bank in proportion to their respective shareholdings.

(2) Notwithstanding the provision of Paragraph (1) above, the Bank may allocate new shares to persons other than existing shareholders of the Bank, in any of the following instances:

1. If the Bank offers new shares or causes underwriters to underwrite new shares in accordance with the provisions of the Securities Exchange Act (the "SEA");

2. If the Bank issues new shares for its capital increase through a public offering, which has been authorized pursuant to resolution by the Board of Directors of the Bank in accordance with the provisions of the SEA;

3. If the Bank preferentially allocates new shares to members of the Employee Stock Ownership Association in accordance with the provisions of the SEA;

4. If the Bank issues new shares upon the exercise of stock options in accordance with the provisions of the SEA;

5. If the Bank issues new shares for the issuance of depositary receipts ("DR") in accordance with the provisions of the SEA;

6. If the Bank issues new shares for the purpose of soliciting foreign or domestic investment pursuant to the relevant laws, where such investment is deemed to be necessary for the management or operations of the Bank;

7. If the Bank preferentially allocates new shares to a third party who has provided money, loan, advanced financial technology or know-how to the Bank, who has been in close business cooperative relation with the

Bank, or who has contributed to the management of the Bank; or

8. If the Bank issues new shares due to the capital contribution by the Korean government or Korea Deposit Insurance Corporation.

(3) In the case a shareholder waives or loses the pre-emptive right to subscribe new shares, those shares not subscribed due to such waiver or loss of the pre-emptive right shall be disposed by a resolution of the Board of Directors. If fractional shares result from the allocation of new shares, such shares shall also be disposed of by a resolution of the Board of Directors.

Article 12 (Capital Increase by General Public Offering, etc.)

(1) The Bank may issue new shares for its capital increase through a general public offering, to the extent not exceeding 50/100 of the total number of issued and outstanding shares of the Bank, pursuant to a resolution of the Board of Directors in accordance with the provisions of the SEA.

(2) The Bank may issue new shares for the purpose of soliciting foreign or domestic investment pursuant to the relevant laws, to the extent not exceeding 50/100 of the total number of issued and outstanding shares of the Bank, by a resolution of the Board of Directors, where such investment is deemed to be necessary for the management or operations of the Bank.

(3) In case of issuance of new shares pursuant to Paragraphs (1) and (2) above, the type and total number of shares to be issued and the issue price shall be determined by a resolution of the Board of Directors; provided that, the issue price shall be no less than the price determined in the provisions of the Enforcement Decree of the SEA.

Article 13 (Stock Options)

(1) The Bank may grant stock options to its officers and employees pursuant to the provisions of the SEA, by a special resolution of the General Meeting of Shareholders, to the extent not exceeding 15/100 of the total number of issued and outstanding shares of the Bank; provided that the Bank may grant stock options by a resolution of the Board of Directors, to the extent not exceeding one percent (1%) of the total number of issued and outstanding shares, in case of such the bank must obtain the approval of shareholders at the nearest forthcoming General Meeting of Shareholders.

(2) The persons who are entitled to receive such stock options shall be officers and employees of the Bank who have contributed, or are capable of contributing, to the management or technical innovation of the Bank, except for officers or employees in any of the following cases:

1. The Largest Shareholder (as defined in the SEA) of the Bank and Specially Related Persons thereof, except for such persons who have been regarded as Specially Related Persons by becoming officers of the Bank;

2. Major Shareholders (as defined in the SEA) of the Bank, and Specially Related Persons thereof, except for such persons who have been regarded as Specially Related Persons by becoming officers of the Bank; and

3. The persons who become the Major Shareholders (as defined in the SEA) of the Bank by the exercise of their stock options.

(3) The shares to be issued upon the exercise of stock options shall be common shares or preferred shares, both of which shall be in registered form.

(4) The total number of shares to be given to one (1) officer or employee pursuant to the stock option shall not exceed 1/100 of the total number of shares issued and outstanding.

(5) The exercise price per share for the stock option shall be determined in accordance with the relevant laws, such as the SEA, etc. This shall also apply to the case of adjustment of exercise price.

(6) Stock options may be exercised within seven (7) years commencing from three (3) years after the date of the General Meeting of Shareholders at which a resolution to grant such stock options was adopted.

(7) A stock option is exercisable by a person who has served for the Bank two (2) years or more from the date of the General Meeting of Shareholders at which a resolution to grant such stock option was adopted. If the grantee's continuous service terminates by reason of the grantee's death, attainment of mandatory retirement age or for reasons other than by the fault of the grantee within two (2) years from the said date of resolution, the option may be exercisable within the exercise period.

(8) In the case of granting the stock options to the managements, the bank must impose the condition of achievement of detailed performance for the exercise of stock options, and may postpone or cancel the exercise of stock options if such condition is not satisfied.

(9) In the following instances, the Bank may, by a resolution of the Board of Directors, cancel the stock options granted to an officer or an employee:

1. When the relevant officer or employee voluntarily resigns or retires from his or her position at the Bank after receiving the stock option;

2. When the relevant officer or employee inflicts material damage or losses on the Bank due to the willful misconduct or negligence of such person;

3. When the Bank cannot respond to the exercise of stock options due to its bankruptcy, dissolution, etc.; or

4. When there occurs any other event for cancellation of the stock option pursuant to the stock option agreement.

Article 14 (Issuance Date of New Shares for the Purpose of Dividends)

In case the Bank issues new shares through a rights offering, bonus issuance and/or stock dividend, the new shares shall be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year during which the new shares are issued for purpose of distribution of dividends for such new shares.

Article 15 (Alterations to the Registry of Shareholders, etc.)

The alterations in the registry of shareholders, registration of the creation and cancellation of pledges over shares, indication of trust assets and cancellation thereof with respect to shares, issuance of share certificates, receipt of reports and other related activities shall be conducted as determined by the President.

Article 16 (Report of Addresses, Names and Seals or Signatures of Shareholders and Others)

(1) Shareholders and registered pledgees shall file their names, addresses or seals

with the Bank.

(2) Shareholders and registered pledgees who reside in a foreign country should report to the Bank appointed agents and the addresses in Korea to which notices are to be sent.

(3) The same shall apply in case of any changes in the matters referred to in Paragraphs (1) and (2) above.

Article 17 (Close of Shareholders' Registry and Record Date)

(1) The Bank shall suspend entries of alteration of the shareholders' registry from the 1st to the 31st of January of each year.

(2) The shareholders registered in the shareholders' registry as of December 31 of each fiscal year shall be entitled to exercise the rights as shareholders at the Ordinary General Meeting of Shareholders convened for such fiscal year.

(3) The Bank may, if necessary for convening of an Extraordinary General Meeting of Shareholders or any other necessary cases, suspend any entry into the shareholders' registry with respect to shareholders' rights for a period not exceeding three (3) months as determined by a resolution of the Board of Directors, or cause the shareholders whose names appear in the shareholders' registry on a record date set by a resolution of the Board of Directors to exercise their rights as shareholders. If the Board of Directors deems it necessary, the Bank may suspend any entry into the shareholders' registry and set the record date at the same time. The Bank shall give at least two (2) weeks prior notice to the public.

CHAPTER III
BONDS

Article 18 (Issuance of Convertible Bonds)

(1) The Bank may issue to persons other than existing shareholders of the Bank convertible bonds to the extent that the total face value of the bonds shall not exceed 2,500 billion Won.

(2) The Board of Directors may determine that the convertible bonds referred to in Paragraph (1) may be issued on the condition that conversion rights will be attached to only a portion of the convertible bonds.

(3) The shares to be issued upon conversion shall be common shares and preferred shares. The conversion price, which shall be equal to or more than the face value of the shares, shall be determined by the Board of Directors at the time of issuance of convertible bonds.

(4) The conversion period shall commence on the date following three (3) months from the issue date of the convertible bonds and end on the date immediately preceding the redemption date thereof. However, the conversion period may be adjusted within the above period by a resolution of the Board of Directors.

(5) For the purpose of any distribution of dividends on the shares issued upon conversion and any payment of accrued interest on the convertible bonds, Article 14 hereof shall apply *mutatis mutandis*.

Article 19 (Bonds with Warrants)

(1) The Bank may issue to persons other than existing shareholders of the Bank bonds with warrants to the extent that the total face value of the bonds shall not exceed 500 billion Won.

(2) The amount of new shares which can be subscribed for by the holders of the bonds with warrants shall be determined by the Board of Directors to the extent that the maximum amount of such new shares shall not exceed the face value of the bonds with warrants.

(3) The shares to be issued upon exercise of warrants shall be common shares and preferred shares. The issue price, which shall be equal to or more than the face value of the shares, shall be determined by the Board of Directors at the time of issuance of bonds with warrants.

(4) The warrant exercise period shall commence on the date following three (3) months from the issue date of the relevant bonds and end on the date immediately preceding the redemption date thereof. However, the warrant period may be adjusted within the above period by resolution of the Board of Directors.

(5) For the purpose of any distribution of dividends on the shares issued upon

exercise of warrants, Article 14 hereof shall apply *mutatis mutandis*.

Article 20 (Applicable Provisions for the Issuance of Bonds)

The provisions of Articles 15 and 16 hereof shall be applicable to the issuance of bonds.

CHAPTER IV
GENERAL MEETINGS OF SHAREHOLDERS

Article 21 (Convening of General Meetings of Shareholders)

(1) General Meetings of Shareholders of the Bank shall be of two types: (i) Ordinary and (ii) Extraordinary.

(2) The Ordinary General Meeting of Shareholders shall be held within three (3) months after the end of each fiscal year and the Extraordinary General Meeting of Shareholders may be convened whenever deemed to be necessary.

Article 22 (Authority to Convene)

(1) The President shall convene the General Meeting of Shareholders in accordance with a resolution by the Board of Directors, unless otherwise prescribed by other laws and ordinances.

(2) If the President is unable to perform his/her duties, Article 38 (2) shall apply *mutatis mutandis*.

Article 23 (Personal or Public Notices for Convening)

(1) Written notice of the General Meeting of Shareholders of the Bank shall state the date, time, place of the Meeting, the purposes for which the Meeting has been called, and other matters set forth in the relevant laws. The written notice shall be sent to all shareholders at least two (2) weeks prior to the date set for such Meeting.

(2) The written notice of a General Meeting of Shareholders to be given to shareholders holding one-hundredth (1/100) or less of the total issued and outstanding voting shares may be substituted by giving public notice of the convening of the General Meeting of Shareholders in the Korea Daily News and the Dong-a Ilbo, which are published in the city of Seoul and at least two (2) notices are made in the said publications two (2) weeks prior to the date set for such Meeting; provided that, if the Korea Daily News and the Dong-a Ilbo are not available due to circumstances beyond the Bank's control, the public notices shall be given in the Chosun Ilbo and the Jooang Ilbo.

Article 24 (Place of Meeting)

The General Meeting of Shareholders shall be held in the city where the head office is located or any other places adjacent thereto as required.

Article 25 (Chairman of the General Meeting of Shareholders)

(1) The President shall be the Chairman of the General Meeting of Shareholders.

(2) In the absence of the President, Article 38 (2) shall be applied.

Article 26 (Chairman's Authority to Maintain Order)

(1) The Chairman of the General Meeting of Shareholders may order persons who purposely speaks or acts in a manner to prevent or disrupt the deliberations of the General Meeting of Shareholders or who disturb the public order of the General Meeting of Shareholders to stop or retract his/her remarks or to leave the place of meeting.

(2) The Chairman of the General Meeting of Shareholders may restrict the length and frequency of the speech of shareholders if it is necessary for the smooth deliberations of the General Meeting of Shareholders.

Article 27 (Voting Rights)

Each shareholder shall have one (1) vote for each share he/she owns.

Article 28 (Limitation to Voting Rights of Cross-Held Shares)

If the Bank or any of its subsidiaries (as defined in the Korean Commercial Code), alone or in aggregate, hold shares exceeding one tenth (1/10) of the total number of issued and outstanding shares of another company, the shares of the Bank held by such other company shall not have voting rights.

Article 29 (Split Voting)

(1) If any shareholder who holds two (2) or more votes wishes to split his/her votes, he/she shall notify in writing the Bank of such intent and the reasons therefor no later than three (3) days before the date set for the General Meeting of Shareholders.

(2) The Bank may refuse to allow the shareholder to split his/her votes unless the shareholder acquired the shares in trust or otherwise holds the shares for and on behalf of some other person.

Article 30 (Voting by Proxy)

(1) A shareholder may designate another shareholder as a proxy to exercise his/her voting rights.

(2) In the case of Paragraph (1) above, the proxy holder shall file with the Bank the documents (power of attorney) evidencing the authority to act as a proxy before the General Meeting of Shareholders.

Article 31 (Exercise of Voting Right in Writing)

(1) If the method of written resolution at the General Meeting of Shareholders is adopted by resolution of the Board of Directors, at which the convening of the General Meeting of Shareholders is determined, the shareholders may exercise their voting rights in writing without attending the meeting.

(2) In case of Paragraph (1), the Bank shall send the documents and references necessary for exercise of voting rights, together with the convening notice.

(3) If a shareholder intends to exercise his/her voting rights in writing, the shareholder shall fill in and submit to the Bank the documents referred to in Paragraph (2) one day before the date set for the General Meeting of

Shareholders.

Article 32 (Method of Resolution of the General Meeting of Shareholders)

Except as otherwise provided in the applicable laws and regulations, all resolutions of the General Meeting of Shareholders shall be adopted by the affirmative vote of a majority of the shareholders present; provided that such votes shall, in any event, represent not less than one fourth (1/4) of the total number of issued and outstanding shares.

Article 33 (Minutes of the General Meetings of Shareholders)

The substance of the course of the proceedings of the General Meeting of Shareholders and the results thereof shall be recorded in the minutes and shall be preserved at the head office and branches of the Bank, after being affixed with the names and seal impressions or signatures of the Chairman and the Directors present.

CHAPTER V
OFFICERS AND BOARD OF DIRECTORS

Article 34 (Directors)

(1) The Bank shall have not more than thirty (30) Directors.

(2) The Directors shall be the Standing Directors and the Outside Directors, and the number of the Standing Directors shall be less than 50/100 of the total number of Directors; provided that, if the number of Outside Directors does not satisfy the requirement referred to herein due to the death or resignation of Outside Directors or any other reason, the Outside Directors shall be elected to fill the vacancy at the first Ordinary General Meeting of Shareholders to be held after such occurrence so as to cause the number of Outside Directors to be such prescribed number.

(3) The Bank shall have one (1) President and several Vice Presidents in charge from among the Standing Directors.

Article 35 (Election of Director)

(1) The Standing Directors and Outside Directors shall be elected at the General

Meeting of Shareholders, wherein a separate resolution pertaining to the election shall be made.

(2) A resolution for the election of the Directors shall be adopted by the affirmative vote of a majority of the shareholders present; provided that such votes shall, in any event, represent not less than one fourth (1/4) of the total number of issued and outstanding shares.

Article 36 (Term of Director)

(1) The term of office of the Director shall be as follows. However, if the term of office expires after the end of a fiscal year but before the Ordinary General Meeting of Shareholders convened in respect of such fiscal year, the term of office shall be extended up to the close of such General Meeting of Shareholders.

1. Standing Director: 3 years
2. Outside Director: 1 year

(2) Unless otherwise prescribed by General Meeting of Shareholders, the term of office of the Director shall commence from the date of appointment.

Article 37 (Appointment of President, et al.)

(1) The Bank may appoint the President and the Vice Presidents in charge, by resolution of the Board of Directors; provided that, the President shall be the person recommended by the Candidate Recommendation Committee of Article 24 of the Bank Act.

(2) The Bank shall appoint the Chairman of the Board of Directors by resolution of the Board of Directors.

Article 38 (Duties of Directors)

(1) The President shall represent the Bank and shall oversee the business operation of the Bank.

(2) The Vice Presidents in charge shall assist the President and perform their respective duties as may be delegated to them by the Board of Directors. In the absence of the President, the Vice Presidents in charge shall take his or her place

as the President in accordance with their order of priority as determined by the Board of Directors.

Article 39 (Outside Director's Obligation to Perform Duties Faithfully)

The Outside Directors shall attend the meeting of the Board of Directors at the specified date and shall perform their respective duties faithfully. During his/her service period and after his/her retirement, the Outside Directors shall not disclose the trade secret of the Bank obtained in course of his/her performance of duties.

Article 40 (Director's Duty to Report)

If any Director finds any facts, which may cause substantial losses to the Bank, such Director shall promptly report to the Audit Committee thereof.

Article 41 (Composition and Convening of the Meeting of Board of Directors)

(1) The Board of Directors shall consist of Directors and shall resolve each following matter:

1. matters relating to business objectives and performance evaluation;
2. matters relating to amendments of the Articles of Incorporation;
3. matters relating to budget and accounting including salaries of directors and employees;
4. matters relating to major organizational changes such as dissolution, business transfer and merger;
5. matters relating to internal control standards; or
6. other matters determined by law and the Board of Directors regulations

(2) The Meeting of the Board of Directors shall be convened by giving notice to each Director at least three (3) days prior to the scheduled date of such Meeting. However, the said procedures may be omitted in urgent cases or with the consent thereon of all Directors.

(3) The Meeting of the Board of Directors shall be convened at least once per fiscal quarter.

(4) The Bank shall report the results of management for each quarter to the

Ordinary Meeting of the Board of Directors.

(5) The Bank shall have the Management Executive Committee to carry out the matters delegated by the Board of Directors, and matters regarding the operation of the Management Executive Committee shall be determined by the Board of Directors.

(6) The President is authorized to determine the matters regarding the appointment or dismissal of manager and establishment, movement or removal of branch.

(7) Matters to be deliberated and resolved by the Board of Directors, and other matters regarding the convening and operation of the Board of Directors shall be determined in accordance with the "Regulations of the Board of Directors" adopted by the resolution of the Board of Directors.

Article 42 (Method of Resolution)

(1) The quorum for the Board of Directors shall be the presence of at least more than one half (1/2) of the Directors, and all resolutions of the Board of Directors shall require the affirmative votes of a majority of the Directors present at the meeting of the Board of Directors; provided that amendment of the Articles of Incorporation, appointment of officers and other matters requiring the resolution of General Meeting of Shareholders shall be adopted by the affirmative vote of a majority of the Directors in office.

(2) The Board meetings may be held by means of a video conference or other similar arrangement whereby all or part of the Directors may participate in the meeting and vote on matters at the same time. In such case, a Director participating in the meeting by such arrangement shall be considered present at the meeting.

(3) Any Director who has a particular interest in the matters to be resolved at the Meeting of the Board of Directors shall not be entitled to vote at such Meeting.

Article 43 (Minutes of the Meeting of Board of Directors)

(1) The proceedings of a Board meeting shall be recorded in the minutes.

(2) The agenda, proceedings, resolutions, dissenting director (if any) and his/her reasons for dissenting of a Board meeting shall be recorded in the minutes

which the names and seals of the Directors present at the meeting shall be affixed.

Article 44 (Committees)

(1) The Bank may establish committees, such as an Operation Committee of the Board of Directors, a Business Strategy Committee, a Risk Management Committee, a Compensation Committee by the resolution of the Board of Directors, for the purposes of efficient operation of the Board of Directors and effective management of the Bank.

(2) Matters regarding composition, power, operation, etc. of each committee shall be determined by the resolution of the Board of Directors.

(3) Articles 42 and 43 shall apply *mutatis mutandis* with respect to the committees.

Article 45 (Remuneration and Severance Allowance for Directors and Audit Committees)

(1) The remuneration for the Directors shall be determined by a resolution of the General Meeting of Shareholders.

(2) The payment of severance pay for the Directors shall be in accordance with the "Regulations on Retirement Allowances for Directors", which has been approved at the General Meeting of Shareholders.

CHAPTER VI
AUDIT COMMITTEE

Article 46 (Constitution of Audit Committee)

(1) The Bank shall establish an Audit Committee instead of an Auditor.

(2) The Audit Committee of the Bank shall consist of two (2) or more Outside Directors and one (1) or more Standing Director(s), who are recommended by the Candidate Recommendation Committee of Article 24 of the Bank Act. The members of the Audit Committee shall be elected at the Board of

Directors.

(3) Two-thirds (2/3) of the members of the Audit Committee shall be elected from the Outside Directors. Of the members of the Audit Committee, the members who are not Outside Directors shall satisfy the requirements of Article 23-2 (3) of the Banking Act.

(4) The member(s) of the Audit Committee who is the Outside Director(s) shall be elected at the General Meeting of Shareholders; provided that a shareholder holding more than 3% of the Bank's issued and outstanding shares shall not be entitled to exercise his voting rights for that excess portion at a General Meeting of Shareholders at which the member of the Audit Committee shall be elected.

(5) In electing the member(s) who is not the Outside Director(s), the largest shareholder who holds voting shares (including shares held by Specially Related Persons, shares held on account of such shareholder and his/her Specially Related Persons, shares of which voting rights have been delegated to such shareholder or his/her Specially Related Persons) more than three one hundredth (3/100) of the total voting shares of the Bank may not exercise his/her voting rights with respect to such excess shares.

(6) The Chairman of the Audit Committee shall be elected among the outside directors by a resolution of the Audit Committee.

(7) If the number of members of the Audit Committee does not satisfy the requirement referred to Paragraph (4) due to the death or resignation of members or any other reason, the members shall be elected to fill the vacancy at the first Ordinary General Meeting of Shareholders to be held after such occurrence so as to cause the number of members to be such prescribed number.

Article 47 (Duties of Audit Committee)

(1) The Audit Committee shall audit Directors' performance of their duties and may request business reports from any Director, or investigate the business and status of property of the Bank.

(2) The Chairman of the Audit Committee shall inspect the matters listed in the agenda of, and documents submitted to, a General Meeting of Shareholders and the Chairman of the Audit Committee shall express his or her opinion whether

there exists any event violating statutes or these Articles of Incorporation.

(3) The Audit Committee may request the Board of Directors to convene the Extraordinary General Meeting of Shareholders by submitting documents stating the agenda and reasons for convening such meeting.

(4) The Audit Committee may request business reports from any subsidiary of the Bank when it is necessary to perform its duties. In this case, if such subsidiary does not report to the Audit Committee immediately or the Audit Committee needs to verify the contents of the reports, it may investigate the status of business and the financial condition of the subsidiary.

(5) The Audit Committee shall approve the appointment of the external auditor.

(6) In addition to the matters referred to in Paragraphs (1) through (5), the Audit Committee shall carry out the matters delegated by the Board of Directors.

Article 48 (Audit Committee's Record)

The Audit Committee shall record the substance and results of its audit in the Audit Committee's record, on which the name and seal of the Audit Committee(s) who has performed such audit shall be affixed or shall be signed by such Audit Committee.

CHAPTER VII
ACCOUNTING

Article 49 (Fiscal Year)

The fiscal year of the Bank shall begin on January 1 and end on December 31 of each year.

Article 50 (Preparation and Maintenance of Financial Statements and Business Report)

(1) The President shall prepare the following documents to be submitted to the Ordinary General Meeting of Shareholders, together with supplementary data and business reports, and have such documents audited by the Audit

Committee no later than six (6) weeks before the date of the Ordinary General Meeting of Shareholders:

1. balance sheet;
2. statements of profit and loss; and
3. statement of appropriation of retained earnings or statement of disposition of deficit.

(2) The Audit Committee shall submit an audit report to the President no later than one (1) week before the date of the Ordinary General Meeting of Shareholders.

(3) The President shall keep on file copies of the documents described in Paragraph (1) above, together with the business report and Audit Committee's audit report thereon, at the head office of the Bank for five (5) years, and certified copies of all of such documents at the branches of the Bank for three (3) years, beginning from one (1) week before the date of the Ordinary General Meeting of Shareholders.

(4) Immediately upon obtaining approval for the documents mentioned in Paragraph (1) above from the General Meeting of Shareholders, the President shall make a public notice of the balance sheet and the opinion of an external auditor.

Article 51 (Disposal of Profits)

The Bank shall dispose of the unappropriated retained earnings as of the end of each fiscal year as follows:

1. earned surplus reserves;
2. other statutory reserves;
3. dividends;
4. temporary reserves; and
5. other appropriations of earned surplus.

Article 52 (Retirement of Shares)

(1) The Bank may retire the shares within the scope of profits attributable to the shareholders by the resolution of the Board of Directors.

(2) In order to retire the shares pursuant to Paragraph (1), the Board of Directors shall adopt the following resolutions:

1. Types and the total number of shares to be retired;
2. The total amount of shares to be acquired for retirement; and
3. Acquisition period (the acquisition period shall be before the Ordinary General Meeting of Shareholders to be held first after the resolution of such retirement).

(3) In case of acquisition of shares for the purpose of retirement pursuant to Paragraph (1), the acquisition method and amount shall be determined in accordance with the relevant laws, such as the SEA, etc.

(4) When the shares are retired pursuant to Paragraph (1), the matters referred to in each Subparagraph of Paragraph (2) and the purpose of retirement shall be reported to the Ordinary General Meeting of Shareholders to be held first after the resolution of such retirement.

Article 53 (Dividends)

(1) Dividends may be distributed in cash or stock.

(2) In case the dividends are to be distributed in stock and the Bank has several classes of shares, the stock dividend distribution may be made in shares of different classes by a resolution of the General Meeting of Shareholders.

(3) Dividends of Paragraph (1) above shall be paid to the shareholders registered in the Bank's registry of shareholders or the registered pledgees as of the last day of each fiscal year.

Article 54 (Expiration of Right to Payment of Dividends)

(1) The right to payment of dividends shall extinguish by prescription if not exercised within five (5) years.

(2) The dividends, of which the right has been extinguished under Paragraph (1) above shall be kept by the Bank.

ADDENDUM

Article 1 (Effective Date)

These Articles of Incorporation shall become effective from October 31, 2001.

Article 2 (Succession of Property, Rights and Obligations)

(1) The Bank shall generally assume any and all properties, rights and obligations under the public and private laws held by ex-Kookmin Bank and ex-H&CB (hereinafter, both banks shall be referred to as the "Dissolving Banks").

(2) Any and all acts conducted by the Articles of Incorporation of the Dissolving Banks shall be deemed as done so by these Articles of Incorporation.

Article 3 (Appointment of Directors)

(1) The initial directors at the time of incorporation of the Bank shall be appointed at the General Meeting of Shareholders of the Dissolving Banks approving the merger and in accordance with the merger agreement between the Dissolving Banks.

(2) In case of Paragraph (1), notwithstanding the provisions of Article 36, the term of office of the Outside Directors and Standing Members of Audit Committee shall commence from the date of registration of merger and end on the closing of the first Ordinary General Meeting of Shareholders to be held after the enforcement of these Articles of Incorporation.

Article 4 (Employment)

Employees of the Dissolving Banks shall be deemed to be employed by the Bank at the merger date. In such case, with respect to the matters to be determined based on the employment date, the employment date shall commence from the date of the beginning of service for the Dissolving Bank.

Article 5 (Fiscal Year)

(1) The Bank shall assume and continue to conduct the business of the Dissolving Banks.

(2) The 1st fiscal year of the Bank shall include the business period of the Dissolving Banks of 2001.

ADDENDUM

These Articles of Incorporation shall become effective from March 22, 2002.